Linklaters LLP 1290 Avenue of the Americas New York, NY 10104 Telephone (+1) 212 903 9000 Facsimile (+1) 212 903 9100 matthew.poulter@linklaters.com

March 7, 2025

Mr. Jones and Mr. Kruczek
Office of Manufacturing

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Moolec Science SA Registration Statement on Form F-4 Filed February 6, 2025 File No. 333-284744

Dear Mr. Jones and Mr. Kruczek:

On behalf of our client, Moolec Science SA, a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, dated February 26, 2025. In connection with such responses, the Company will be filing publicly, electronically via EDGAR, an amendment to its registration statement on Form F-4 filed with the Commission on February 6, 2025 (the “Registration Statement”).

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Registration Statement.

Incorporation of Certain Information by Reference, page 30

1.	It does not appear that the company satisfies the requirements of General Instruction B.1(a) of Form F-4 and General Instruction I.B.1 of Form F-3, which would allow you to incorporate certain required information by reference. Please advise us why the company is eligible to incorporate by reference or revise your filing accordingly.

In response to the Staff’s comment, the Company acknowledges that the aggregate market value of its outstanding ordinary shares is below the threshold required pursuant to General Instruction B.1(a) of Form-F-4 and General Instruction I.B.1 of Form F-3. As a result of the foregoing, the Company is not eligible to incorporate information by reference and has revised the disclosure set forth on pages 5, 46, 48, 55, 56, 68, 75 and 87 (See sections “Risk Factors,” “Selected Consolidated Financial Information and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Quantitative and Qualitative Disclosures about Market Risk,” “Business,” “Management,” “Related Party Transactions,” and “Taxation—U.S. Federal Income Tax Considerations Relating to Holding our Ordinary Shares”) of the Registration Statement.

Exhibits

2.	The legal opinion you file as exhibit 5.1 should address each transaction that you intend to register. In this regard, paragraph 3 of exhibit 5.1 indicates you are registering the issuance of shares, including shares issuable upon exercise of warrants, but paragraph (b) on the first page of that exhibit indicates you are also registering the issuance of warrants. The fee table, however, does not appear to include the shares issuable upon exercise of warrants or the warrants. Please revise or advise.

In response to the Staff’s comment, the Company has filed an amended opinion that does not cover the issuance of shares underlying warrants. The Company respectfully clarifies that the offer and sale of the shares underlying warrants was initially registered by the Company on a registration statement on Form F-1 (File No. 333-269439) filed with the Commission on January 27, 2023 (the “Resale F-1”) and subsequently declared effective by the Commission on March 27, 2023. Accordingly, the filing fee payable in connection with offer and sale of shares underlying warrants is covered by the filing fee table filed as exhibit 107 of the Resale F-1. Further, the offer and sale of shares underlying warrants was subsequently transferred to a combined prospectus contained in a registration statement on Form F-3 (File No. 333-283113) (the “Resale F-3”), which was initially declared effective by the Commission on November 19, 2024.

As required by Rule 414(d) under the Securities Act of 1933, as soon as reasonably practicable following the completion of the re-domiciliation, the Company expects to file post-effective amendments to all its registration statements (including the Registration Statement and the Resale F-3) so that Moolec (Cayman) will adopt the registration statements of Moolec (Luxembourg) as its own.

3.	We note the reference in paragraph 4 of exhibit 8.1 to “we are of the following opinion” and the statement in paragraph 4.1 of exhibit 8.1 that “The statements contained in the section of the Prospectus under the heading “Luxembourg Tax Considerations” are correct and not misleading in all material respects.” Please revise to state clearly that the statements contained in the section of the Prospectus under the heading “Luxembourg Tax Considerations” are the opinion of counsel. Refer to Section III.B.2. of Staff Legal Bulletin 19.

In response to the Staff’s comment, the Company has revised the disclosure set forth on page 86 (See “The following discussion is the opinion of Linklaters LLP, Luxembourg, […]”) of the Registration Statement.

4.	We note the reference in paragraph 3 of exhibit 8.3 that “we are of the opinion that the statements included in the Registration Statement under the heading ‘Cayman Islands Tax Considerations’, insofar as such statements summarize the laws of the Cayman Islands, are accurate and fairly represent in all material respects summaries of Cayman Islands laws and regulations as they apply to entities incorporated under, or registered by way of continuation under, the laws of the Cayman Islands.” Please revise to clearly state that the statements made in the Registration Statement under the heading “Cayman Islands Tax Considerations” are the opinion of counsel. Refer to Section III.B.2. of Staff Legal Bulletin 19.

In response to the Staff’s comment, the Company has revised the disclosure set forth on page 86 (See “The following discussion is the opinion of Ogier (Cayman) LLP, […]”) of the Registration Statement.

General

5.	From your disclosure and the Form 6-K dated December 30, 2024, it appears your shareholders already approved the redomiciliation from the Grand Duchy of Luxembourg to the Cayman Islands and related matters. Consequently, it also appears that the offer and sale of securities you are now attempting to register has already occurred. Please provide your analysis of how this transaction is being conducted consistent with Securities Act Section 5.

As discussed with the Staff and as disclosed in the Registration Statement, the Redomiciliation will only be complete once the Company requests and the Registrar of Companies in the Cayman Islands issues a certificate of registration by way of continuation to the Cayman Islands as an exempted company.

The Company has revised the disclosure set forth on pages 2 and 43 of the Registration Statement to clarify that it will hold a new extraordinary meeting of shareholders to approve the Redomiciliation as soon as reasonably practicable after the Registration Statement is declared effective by the Commission. Only following such shareholder approval will the Company complete the Redomiciliation.  The Company understands that conducting the offer and sale of securities in this order and manner will be consistent with Securities Act Section 5.

If you have any questions or comments concerning this filing or require any additional information, please do not hesitate to call me at (212) 903-9306.

Sincerely,

/s/ Matthew S. Poulter
Matthew S. Poulter

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